# Investor Relations

If you are interested in our current Regulation CF crowdfunding campaign, please click **here***. For all other inquiries, please fill out the form below.

invest@smarttirecompany.com
(323) 380-0887

Los Angeles, CA
Cleveland, OH

* The SMART Tire Company, Inc is current in the "Testing the Waters" phase of Regulation CF Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform (WeFunder); and a person's indication of interest involves no obligation or commitment of any kind.